PRICEWATERHOUSECOOPERS (GRAPHIC APPEARS HERE)

								Pricewaterhouse Coopers LLP
								250 West Pratt Street
								Suite 2100
								Baltimore MD  21201 2304
	Report of Independent Accountants		Telephone (410) 783 7600
								Facsimile (410) 783 7680




To the Board of Directors of:
Institutional Daily Assets Fund
International Equity Portfolio
EAFE Equity Index Portfolio
Small Cap Index Portfolio
Liquid Assets Portfolio
Latin American Equity Portfolio
Equity Appreciation Fund
Small Cap Portfolio
Pacific Basin Equity Portfolio
Equity 500 Index Portfolio
Intermediate Tax Free Portfolio
Tax Free Money Portfolio
Cash Management Portfolio
Treasury Money Portfolio
Quantitative Equity Fund
Capital Appreciation Portfolio
NY Tax Free Money Portfolio
Institutional Treasury Assets Fund
BT PreservationPlus Portfolio - Unwrapped
BT PreservationPlus Portfolio - Wrapped
BT PreservationPlus Income Fund - Wrapped
Asset Management Portfolio
Asset Management II Portfolio
Asset Management III Portfolio
Small Cap Index Fund (Insurance Trust Funds)
EAFE Equity Index Fund (Insurance Funds)
Equity 500 Index (Insurance Trust Funds)


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Institutional Daily Assets Fund, International Equity Portfolio, EAFE Equity Index Portfolio, Small Cap Index Portfolio, Liquid Assets Portfolio, Latin American Equity Portfolio, Equity Appreciation Fund, Small Cap Portfolio, Pacific Basin Equity Portfolio, Equity 500 Index Portfolio, Intermediate Tax Free Portfolio, Tax Free Money Portfolio, Cash Management Portfolio, Treasury Money Portfolio, Quantitative Equity Fund, Capital Appreciation Portfolio, NY Tax Free Money Portfolio, Institutional Treasury Assets Fund, BT Preservation Plus Portfolio
Unwrapped, BT Preservation Plus Portfolio Wrapped, BT Preservation Plus Income Fund Wrapped, Asset Management Portfolio, Asset Management II Portfolio, Asset Management III Portfolio, Small Cap Index Fund (Insurance Trust), EAFE Equity Index Fund (Insurance Trust), Equity 500 Index (Insurance Trust) (referred to as Funds) compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(referred to as Act) as of September 30, 1999. Management is responsible for the Company's compliance with those requirements.

Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

Included among our procedures were the following tests performed as of September 30, 1999, and with respect to agreement of security purchases and sales, for the period from May 31, 1999 (the date of our last examination), through September 30, 1999:

-Count and inspection of all securities located in the vault of Deutsche Bank in New York without prior notice to management;


-Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York, The Depository Trust Company and CREST;

-Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services without prior notice to management;

-Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

-Reconciliation of all such securities to the books and records of the Funds and the Custodian;

-Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records; and

-Agreement of security purchases and security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP


Baltimore, Maryland
April 3, 2000

								Deutsche Asset Management
								1 South Street
								Baltimore MD  21202 3220

								Telephone 410 727 1700



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Deutsche Asset Management, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September

30, 1999, and from May 28, 1999 through September 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, and from May 28, 1999 through September 30, 1999, with respect to securities reflected in the investment account of the Company.



Deutsche Asset Management

Institutional Daily Assets Fund
International Equity
EAFE Equity Index
Small Cap Index
Liquid Assets
Latin American Equity
Equity Appreciation Fund
Small Cap
Pacific Basin Equity
Equity 500 Index
Intermediate Tax Free
Tax Free Money
Cash Management
Treasury Money
Quantitative Equity Fund
Capital Appreciation
NY Tax Free Money
Asset Management
Institutional
Treasury Assets Fund
BT PreservationPlus-Unwrapped
Asset Management II
BT PreservationPlus - Wrapped
Asset Management III
Small Cap Index Fund (Insurance Trust Funds)
BT PreservationPlus Income Fund - Wrapped
EAFE Equity Index Fund (Insurance Funds)
Equity 500 Index (Insurance Trust Funds)



By:	/s/ Amy Olmert
	----------------------------
	Amy Olmert
	Vice President of Administration

	4/19/2000
	-------------
	Date



						Deutsche Bank Group (Graphic Appears Here)

                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 370.17f-2)

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1. Investment Company Act File Number        	       Date examination
   BT Investment Funds             811-4760                completed:
   BT Institutional Funds          811-6071            September 30, 1999
   BT Pyramid Mutual Funds         811-6576
   BT Advisor Funds                811-7347

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2. State Identification Numbers
   BT Advisor Funds

AL          AK            AZ            AR          CA             CO
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CT          DE            DC            FL          GA             HI
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ID          IL            IN            IA          KS             KY
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LA          ME            MD            MA          MI             MN
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MS          MO            MT            NE          NV             NH
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NJ          NM            NY            NC          ND             OH
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OK          OR            PA            RI          SC             SD
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TN          TX            UT            VT          VA             WA
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WV          WI            WY            PUERTO RICO
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3. Exact name of investment company as specified in registrations statement

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4. Address of principal executive office (number, street, city, state, zip code)
1 South Street, Baltimore, Maryland 21202-3220

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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.         All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal offices in
	     Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT